                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                 ____________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 1)/1/

                                  Cadiz Inc.
                                  ----------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                   127549103
                                   ---------
                                (CUSIP Number)

                                J.D. Dell, Esq.
                       Lone Star Opportunity Fund, L.P.
                      600 North Pearl Street, Suite 1550
                             Dallas, Texas  75201
                                (214) 754-8307
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:

                              Ian C. Wiener, Esq.
                              Irell & Manella LLP
                      1800 Avenue of the Stars, Suite 900
                            Los Angeles, CA  90067
                                (310) 277-1010

                                 July 1, 1999
             -----------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

----------------------
   /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 13 Pages)

-----------------------------                     ----------------------------
CUSIP No. 127549103                   13D         Page 2 of 13 Pages
-----------------------------                     ----------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Lone Star Securities Fund, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    WC. OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            - 0 -

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,053,220
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             - 0 -

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,053,220
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,053,220

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                              ------------------------
 CUSIP No. 127549103                  13D                  Page 3 of 13 Pages
------------------------                              ------------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      LSOF Investments, LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,053,220
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,053,220
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,053,220
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             ------------------------
CUSIP No. 127549103                   13D                 Page 4 of 13 Pages
------------------------                             ------------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Lone Star Securities Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,053,220
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,053,220
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,053,220

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
CUSIP No. 127549103                   13D             Page 5 of 13 Pages
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Lone Star Opportunity Fund, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    2,053,220

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   2,053,220

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    2,053,220


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    PN

------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
CUSIP No. 127549103                   13D            Page 6 of 13 Pages
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Hudson Advisors, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    2,053,220

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   2,053,220

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    2,053,220


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    IA, OO

------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                 ------------------------------
CUSIP No. 127549103                   13D                    Page 7 of 13 Pages
--------------------------------                 ------------------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      LSS Management, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            - 0 -

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          - 0 -
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             - 0 -

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          - 0 -
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      - 0 -

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IA; CO
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                   -------------------------------
CUSIP No. 127549103                   13D        Page 8 of 13 Pages
------------------------------                   -------------------------------


     This Statement, which is being filed jointly by Lone Star Securities Fund, L.L.C., LSOF Investments, LLC, Lone Star Securities Limited, Lone Star Opportunity Fund, L.P., Hudson Advisors, L.L.C. and LSS Management, Inc. constitutes Amendment No. 1 to the Schedule 13D originally filed with Securities and Exchange Commission on September 14, 1998 (the "Schedule 13D"). The
Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Cadiz Inc., a Delaware corporation (the "Company").

Item 2.  Identity and Background.

     Items 2(a), 2(b), 2(c) and 2(f) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

     (a)-(c), (f) Lone Star Securities Fund, L.L.C., a Delaware limited liability company ("LS Securities") owns the Common Stock. The managing member of LS Securities is LSOF Investments, LLC, a Delaware limited liability company ("LSOF"). The sole member of LSOF is Lone Star Securities Limited, a Bermuda exempted limited liability company ("LSSL"). The sole stockholder of LSSL is Lone Star Opportunity Fund, L.P., a Delaware limited partnership ("Lone Star"). The general partner of Lone Star is Lone Star Partner, L.P., a Delaware limited partnership ("Partner"). The general partner of Partner is Lone Star Management Co., Ltd., a Delaware corporation ("Management"). Hudson Advisors, L.L.C., a Texas limited liability company ("Hudson"), is the asset manager of LS Securities pursuant to an Asset Management Agreement. Robert J. Corcoran, a citizen of the United States ("Corcoran"), is the President and Chief Financial Officer of Hudson and J.D. Dell, a citizen of the United States ("Dell"), is Executive Vice President of Hudson. John P. Grayken, a resident of the United Kingdom ("Grayken"), is the sole stockholder, sole director and President of Management and the sole beneficial owner of Hudson. Partner, Management, Corcoran, Dell and Grayken disclaim beneficial ownership of the Common Stock.
LS Securities, LSOF, LSSL, Lone Star and Hudson are referred to herein as the "Reporting Persons".

     LSS Management, Inc., a Delaware corporation, which was the investment manager of LS Securities at the time of filing the Schedule 13D, has ceased to be the investment manager of LS Securities and accordingly disclaims beneficial ownership of the Common Stock.

     The principal offices and business address of LS Securities, LSOF, Lone Star, Partner and Management is 600 North Pearl Street, Suite 1550, Dallas, Texas 75201. The principal offices and business address of Hudson is 600 North Pearl Street, Suite 1500, Dallas, Texas 75201. The principal offices and business address of LSSL is Gibbons Building, Suite 102, 10 Queen Street, Hamilton HM 11, Bermuda. The business address of Corcoran and Dell is 600 North Pearl Street, Suite 1500, Dallas, Texas 75201. The business address of Grayken is 50 Welbeck Street, London, United Kingdom, W1M7HE.

     LS Securities, LSOF, LSSL, Lone Star, Partner and Management are all part of a private investment partnership the principal business of which is investing in a broad range of primarily real estate related investments. Lone Star's investors are primarily pension funds and other institutional investors. The principal business of Hudson is the management of Lone Star's assets.
Corcoran's principal occupation is serving as an officer of Hudson in the aforementioned capacities. Dell's principal occupation is serving as an officer of Lone

------------------------------                   -------------------------------
CUSIP No. 127549103                   13D        Page 9 of 13 Pages
------------------------------                   -------------------------------

Star and Hudson. Grayken's principal occupation is serving as an officer of Management in the aforementioned capacities.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended to add the following:

     As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,053,220 shares of Common Stock which were purchased at a total purchase price of approximately $16,900,000.

Item 5.  Interest in Securities of the Issuer.

     Items 5(a) through 5(d) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

     (a)-(b) As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,053,220 shares of Common Stock which represents approximately 5.8% of the outstanding shares of Common Stock of the Company, based on 35,302,911 shares of Common Stock outstanding as of March 29, 2000. The Reporting Persons share the voting and dispositive power with respect to such shares.

     To the Reporting Persons' knowledge, none of the persons disclosed in response to Item 2 (except for the Reporting Persons) owns any shares of Common Stock or can vote or direct the vote of any shares of Common Stock, nor can any such individual dispose or direct the disposition of any shares of Common Stock.

     (c) None of the Reporting Persons, nor to the Reporting Persons' knowledge any of the other persons disclosed in response to Item 2, has effected any transaction in shares of Common Stock during the past sixty days.

     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,053,220 shares of Common Stock beneficially owned by the Reporting Persons.

Item 7.  Material to be Filed as Exhibits

     Joint Filing Agreement dated as of May 24, 2000.

------------------------------                   -------------------------------
CUSIP No. 127549103                   13D        Page 10 of 13 Pages
------------------------------                   -------------------------------

                            SIGNATURE AND AGREEMENT


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. The undersigned signatories hereby agree that the foregoing statement is filed on behalf of each of them.

Dated:  May 24, 2000

                              LONE STAR SECURITIES FUND, L.L.C.

                              By:  LSOF Investments, LLC
                                   Managing Member

                              By:  Lone Star Securities Limited
                                   Sole Member

                              By:  Lone Star Opportunity Fund, L.P.
                                   Sole Stockholder

                              By:  Lone Star Partners, L.P.
                                   General Partner

                              By:  Lone Star Management Co., Ltd.
                                   General Partner

                                   By: /s/ J.D. Dell
                                       ------------------------------
                                       J.D. Dell, Vice President


                              LSOF INVESTMENTS, LLC

                              By:  Lone Star Securities Limited
                                   Sole Member

                              By:  Lone Star Opportunity Fund, L.P.
                                   Sole Stockholder

                              By:  Lone Star Partners, L.P.
                                   General Partner

                              By:  Lone Star Management Co., Ltd.
                                   General Partner

                                   By: /s/ J.D. Dell
                                       ------------------------------
                                       J.D. Dell, Vice President

------------------------------                   -------------------------------
CUSIP No. 127549103                   13D        Page 11 of 13 Pages
------------------------------                   -------------------------------

                              LONE STAR SECURITIES LIMITED

                              By:  Lone Star Opportunity Fund, L.P.
                                   Sole Stockholder

                              By:  Lone Star Partners, L.P.
                                   General Partner

                              By:  Lone Star Management Co., Ltd.
                                   General Partner

                                   By: /s/ J.D. Dell
                                       ------------------------------
                                       J.D. Dell, Vice President


                              LONE STAR OPPORTUNITY FUND, L.P.

                              By:  Lone Star Partners, L.P.
                                   General Partner

                              By:  Lone Star Management Co., Ltd.
                                   General Partner

                                   By: /s/ J.D. Dell
                                       ------------------------------
                                       J.D. Dell, Vice President


                              HUDSON ADVISORS, L.L.C.

                              By: /s/ Robert J. Corcoran
                                  -----------------------------------
                                  Robert J. Corcoran, President


                              LSS MANAGEMENT, INC.

                              By: /s/ J.D. Dell
                                  -----------------------------------
                                  J.D. Dell, Vice President

------------------------------                   -------------------------------
CUSIP No. 127549103                   13D        Page 12 of 13 Pages
------------------------------                   -------------------------------

                       AGREEMENT REGARDING JOINT FILING
                         OF STATEMENT ON SCHEDULE 13D

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of Cadiz Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  As of May 24, 2000

                              LONE STAR SECURITIES FUND, L.L.C.

                              By:  LSOF Investments, LLC
                                   Managing Member

                              By:  Lone Star Securities Limited
                                   Sole Member

                              By:  Lone Star Opportunity Fund, L.P.
                                   Sole Stockholder

                              By:  Lone Star Partners, L.P.
                                   General Partner

                              By:  Lone Star Management Co., Ltd.
                                   General Partner

                                   By: /s/ J.D. Dell
                                       ------------------------------
                                       J.D. Dell, Vice President


                              LSOF INVESTMENTS, LLC

                              By:  Lone Star Securities Limited
                                   Sole Member

                              By:  Lone Star Opportunity Fund, L.P.
                                   Sole Stockholder

                              By:  Lone Star Partners, L.P.
                                   General Partner

                              By:  Lone Star Management Co., Ltd.
                                   General Partner

                                   By: /s/ J.D. Dell
                                       ------------------------------
                                       J.D. Dell, Vice President

------------------------------                   -------------------------------
CUSIP No. 127549103                   13D        Page 13 of 13 Pages
------------------------------                   -------------------------------


                              LONE STAR SECURITIES LIMITED

                              By:  Lone Star Opportunity Fund, L.P.
                                   Sole Stockholder

                              By:  Lone Star Partners, L.P.
                                   General Partner

                              By:  Lone Star Management Co., Ltd.
                                   General Partner

                                   By: /s/ J.D. Dell
                                       ------------------------------
                                       J.D. Dell, Vice President

                              LONE STAR OPPORTUNITY FUND, L.P.

                              By:  Lone Star Partners, L.P.
                                   General Partner

                              By:  Lone Star Management Co. Ltd.
                                   General Partner

                                   By: /s/ J.D. Dell
                                       ------------------------------
                                       J.D. Dell, Vice President

                              HUDSON ADVISORS, L.L.C.

                              By: /s/ Robert J. Corcoran
                                  -----------------------------------
                                  Robert J. Corcoran, President

                              LSS MANAGEMENT, INC.

                              By: /s/ J.D. Dell
                                  -----------------------------------
                                  J. D. Dell, Vice President